Filed by OfficeMax Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a 12 under the Securities Exchange Act of 1934 Subject Company: OfficeMax Incorporated Commission File No.: 1-5057 Date: June 20 2013

Integration Planning – Three Phases

~6-8 Weeks	~6 Months	9-18 Months
PHASE 1 **Integration design**	**PHASE 2** **Integration planning**	**PHASE 3** **Implementation**
• Define integration guiding principles • Establish detailed integration plan • Set up Integration Management Office (IMO) • Review communication and change management plans	• Develop bottom-up Day 1 plans • Prepare for Day 1 – e.g., consolidated financial statements, communication links, etc. • Run IMO • Create bottom-up synergy implementation plans • Execute communication and change management plans	• Execute Day 1 plans • Execute synergy capture plans • Track and verify synergy results • Implement balance of functional integration plans • Execute communication and change management plans

Closing Date

OfficeMax | Office DEPOT

1

Integration teams

Steering Committee Merchandising/COGS Supply Chain B2B Ops

Sets the course ODP OMX ODP OMX ODP OMX ODP OMX

Senior decision

makers

Retail Ops Mgmt E-Commerce Brand marketing

Integration leads ODP OMX ODP OMX ODP OMX

Integration teams (Corporate Functions)

Manages the Integration Legal HR IT

process Management Office (IMO) ODP OMX ODP OMX ODP OMX

Identifies issues / ODP OMX

interdependencies Finance/Account Indirect procurement Communication/PR

ODP OMX ODP OMX ODP OMX

Platform teams Sub-teams as needed

Design synergy

capture

Enable the Project mgmt Own planning

implementation Baselines & synergies Responsible for synergies

Communications Develop options & recommendations

Raise issues and offers solutions

Culture and change Support go forward organization planning

Talent mgmt & baseline

Roles of different groups on the integration

Steering committee (SC)	Integration Management Office (IMO)	Platform teams	Integration teams
Leads the integration process	Coordinates the integration process; reports directly to integration leads	Provide support across all teams as part of IMO structure	Design and carry out the integration planning and execution
• Articulates integration goals and principles • Sets boundaries, shapes vision • Validates trade-offs, makes compromises, enforces objectives and reviews strategic choices • Approves integration process, team charters and targets • Discussion forum for tough decisions • Signs off progress against plans and targets	• Plans, coordinates, tracks overall integration plan, process, and timelines • Establishes team structures, charters, and processes • Provides guidance and support to teams • Reviews and challenges team output and targets • Identifies and resolves cross-team dependencies • Sets agendas for executive steering committee's attention/decisions	• Provide specialist support to integration teams • Define policies and processes related to core integration activities; eg, – HR selection, employee engagement, and severance – Synergy and one-time cost estimation and tracking – Communications plan • Ensure alignment and consistency in recommendations of other teams where necessary • Define own integration priorities	• Analyze integration issues • Create individual sub-teams to design integration at operational level • Prepare bottom-up targets • Develop options and recommendations for SC • Plan and manage integration implementation • Develop plan to transition implementation to the line after close • Work collaboratively as needed with executive sponsors, PM support and BCG advisor

OfficeMax | Office DEPOT

3

Integration team leaders identified for Phase 2 planning

Integration teams	Exec sponsors ODP	Exec sponsors OMX	Team lead ODP	Team lead OMX	OMX Support
Merchandising / COGS	Bob Moore EVP	Ron Lalla EVP	Michael Mahler VP	Kelli Guhde VP	Kevin Kaminski VP
Supply chain	Brent Beabout SVP	Larry Hartley SVP	Bob Zelis Director	Rob Saper VP	
B2B Ops	Steve Calkins SVP	John Kenning EVP	David Trudnowski VP	Mary Dunnam SVP	Michelle Borzych Director
Retail Ops	Juan Guerrero SVP	Michael Lewis EVP	Mario Bevilacqua Sr. Manager	Chris Richardson VP	
E-commerce	Mike Kirschner SVP	Jim Barr EVP	Casey Cannon Director	Tim Kurth VP	Jim Hulslander Sr. Director
Brand marketing	Bob Moore EVP	Kim Feil CMO	Diane Nick VP	Tim Wilson VP	Mickie Gordon VP
Legal	Elisa Garcia EVP	Matt Broad EVP	Elisa Garcia EVP	Matt Broad EVP	
HR	Michael Allison EVP	Steve Parsons EVP	Robyn Tyler VP	Jeff Johnson SVP	
IT	Todd Hale EVP	Jim Barr EVP	Andrew Parry VP	Charlie Baugh SVP	Tim Terry VP
Finance / accounting	Mike Newman EVP	Bruce Besanko CFO	Vernon Hendricks VP	Deb O'Connor SVP	
Indirect procurement	Kim Moehler SVP	Larry Hartley SVP	David Elford Sr. Director	Mike Williams Sr. Director	
Communications / PR	Neil Austrian CEO	Ravi Saligram CEO	Brian Levine VP	Julie Treon VP	Karen Denning Sr. Director

4

~88wweekse ~4-6 monthsonths (depending on close) ~9-18 months

Phase 1: Design Phase 2: Planning Phase 3: Implementation

IntegrationIntegration leadead

5/14 on-boarding 7/1

Phase 1 Projected Phase 1

Start Date End Date

1A Team Charter 2A Bottom-up synergies 3A Integration activity

1B Day 1 Priorities targets 3B Synergy realization

1C High Level Activity Plan 2B Detailed Day 1planning 3C Transition to Newco

1D Functional Differences 2C Organization planning daily operations

2D Detailed synergy

Phase 1 Focus capture planning

for Integration Teams 2E Target operating model

Integration Team Structure – Steerco / Platforms

		OfficeMax	Office Depot
Steering Committee	CEO	Ravi Saligram	Neil Austrian
	CFO	Bruce Besanko	Mike Newman
	HR	Steve Parsons	Michael Allison
	GC	Matt Broad	Elisa Garcia
IMO leads		Paul Hoelscher	Vince Pierce
Platform teams	Proj mgmt.	Steve MacCarthy	Nathan Warner
	Synergies	Julia Prokofieva	Sharon McGregor
	Talent	Terri Mayes, Kevin Pope	Robyn Tyler
	Comms.	Angela Gorman	Don Mears
	Culture	Ronda Aimi, Kevin Pope	Don Mears

OfficeMax | Office DEPOT
6

Platform teams already launched to set groundwork

Focus on synergies and planning

Project management

- Master Integration Timeline
- SteerCo Decision calendar
- Team Submission calendar
- Clean team protocol
- Day 1 inventory
- Integration team composition/leads
- Team charters and timelines
- Reporting templates / tools (e.g. dashboard)
- Phase Two kick off materials
- Steerco. materials

Baseline and synergies

- Synergy guidelines
- Financial baseline
- Top-down synergy estimates
- Allocated synergies
- One-time costs
- Sequenced view of synergy impact by quarter
- Financial tracking principles

Talent Management and baseline

- Headcount synergy baseline
- Up-front org structure and resource differences
- Associate engagement plan differences
- Go-forward associate engagement plan
- Org design process
- Talent management team and org design charters

Enable synergies and planning

Communications

- Stakeholder analysis
- Communication objectives
- Communications protocol
- Communications plan (multi-channel, multi-stakeholder)
- Communications tracking / KPIs

Culture & change

- Belief audit / stakeholder interview findings
- Pulse checks
- Initial cultural action plan
- On-boarding process for integration teams

OfficeMax | Office DEPOT

7

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed merger of OfficeMax Incorporated (“OfficeMax”) with Office Depot, Inc. (“Office Depot”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 as amended

IMPORTANT INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S 4 that includes a definitive Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a definitive prospectus of Office Depot The registration statement was declared effective by the SEC on June 7 2013 OfficeMax and Office Depot mailed the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction on or about June 10, 2013 INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www sec gov In addition investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd Naperville Illinois 60563 or by calling 630-864-6800, and are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail Boca Raton Florida 33496 or by calling 561 438 7878

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the definitive Joint Proxy Statement/Prospectus Information regarding the persons who may under the rules of the SEC be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive Joint Proxy Statement/Prospectus Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29 2012 and its Proxy Statement on Schedule 14A dated March 19 2013 which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and Amendment No. 1 on Form 10-K/A, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations due to the uncertainties inherent in new initiatives including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors among others related to the business combination: the occurrence of any event change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized may take longer to realize than expected or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10 K for the year ended December 29 2012 under 1A “Risk Factors” and in the companies’ other filings with the SEC